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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)*


                              Chrysler Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   171196 10 8
                       -----------------------------------
                                 (CUSIP Number)

                              Stephen Fraidin, P.C.
                    Fried, Frank, Harris, Shriver & Jacobson
                               One New York Plaza
                            New York, New York  10004
                                 (212) 820-8140
- --------------------------------------------------------------------------------
            (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 14, 1994
                       -----------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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     This Amendment No. 8 amends and supplements the Statement on Schedule 13D
(the "Schedule 13D") filed on behalf of Kirk Kerkorian and Tracinda Corporation ("Tracinda"), a Nevada corporation wholly owned by Mr. Kerkorian (Mr. Kerkorian and Tracinda are collectively referred to hereinafter as the "Filing Persons"), relating to the common stock, par value $1.00 per share, of Chrysler Corporation, a Delaware corporation (the "Company"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

     1. Item 4 of the Schedule 13D, "Purpose of Transaction," is hereby amended and supplemented to add the following:

                                   *    *    *

          Item 4.  PURPOSE OF TRANSACTION.

          The Filing Persons today filed with the Federal Trade Commission and the Department of Justice a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act (the "HSR Act") seeking clearance to buy up to 15% of the shares of Common Stock of the Company. Upon expiration or early termination of the 30-day waiting period under the HSR Act, Tracinda intends to acquire additional shares of Common Stock. The amount and timing of such purchases will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Company and general economic, financial market and industry conditions. Depending upon the foregoing factors, Tracinda also reserves the right to sell shares of Common Stock in the future.

          The Filing Persons also sent today to the Chief Executive Officer and the Board of Directors of the Company certain letters, copies of which are included as Exhibits to this Amendment and are incorporated herein by reference. In addition, Tracinda issued the press release, a copy of which is included as an Exhibit to this Amendment and is incorporated herein by reference.

          Except as expressly amended and supplemented hereby, the text of Item 4 of the Schedule 13D remains in effect without modification.

     2. Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:

                                    *   *   *

          Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

          A. Letter dated November 14, 1994, to the Chief Executive Officer of the Company.

          B. Letter dated November 14, 1994, to the Board of Directors of the Company.

          C. Press release issued November 14, 1994.

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                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           TRACINDA CORPORATION


                                           By: /s/  Anthony L. Mandekic
                                               -------------------------------
                                               Anthony L. Mandekic
                                               Secretary/Treasurer







Dated:  November 14, 1994
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